ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

January 24, 2020	Jasmin M. Ali T +1 212 596 9604 jasmin.ali@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Yield Opportunities Fund (the “Fund” or the “Registrant”), File Nos. 333-233877 and 811-23476

Dear Ms. Dubey:

On behalf of the Registrant, we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission via telephone on January 16, 2020, on Pre-Effective Amendment No. 3 dated January 15, 2020, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments on Pre-Effective Amendment No. 1 dated December 17, 2019 and Pre-Effective Amendment No. 2 dated December 20, 2019 (the “Second Comment Letter”) and we provided responses to the Second Comment Letter on January 15, 2020.

The following sets forth the Staff’s comments and the Fund’s responses thereto. The responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 4 to the Fund’s Registration Statement, to be filed on or about January 23, 2020. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

A summary of the comments made by the Staff, and the Fund’s responses thereto, are set forth below.

General Comments

1.	Comment: Please confirm that if the Fund were to issue preferred shares it would provide updated disclosure to investors.

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Response: If the Fund were to issue preferred shares, the Fund confirms that it would provide Fund investors with updated disclosure to reflect the issuance of preferred shares in connection with any common share offering then in effect.

Prospectus

Summary of Fund Expenses (pages 54 - 55)

2.	Comment: Please make the following changes to the expense table:

a.	Add a new line item to the expense table entitled “Dividends payable and other costs of preferred shares” reflecting an expense of 0.00%.

b.	Make the last sentence of footnote 7 into a stand-alone footnote to the newly added line item

Response: The Registrant has made the requested changes. The footnote added in response to this comments reads in its entirety as follows: “If the Fund were to issue 50,000,000 Common Shares or more, the Fund would expect, subject to then favorable market conditions, to seek to use leverage through borrowings, the issuance of preferred shares or a combination of borrowings and the issuance of preferred shares. There is no assurance that the Fund will be able to procure borrowings or issue preferred shares as described herein. The information in this Summary of Fund Expenses section assumes that the Fund sells less than 50,000,000 Common Shares and that the Fund does not issue any preferred shares. Accordingly, the table does not reflect any expenses that would be associated with preferred shares.”

Part C – Other Information

3.

Comment: We request that the Registrant provide for the Staff’s review marked copies of Sections 5 and 6 of the Fund’s Declaration of Trust as revised in response to comment 11 in the Second Comment Letter.

Response: As requested, the following reflects the revisions the Registrant expects to make to Sections 5 and 6 of the Declaration of Trust in response to comment 11:

Derivative Claims

Section 5.    As used herein, a “direct” Shareholder claim shall refer to (i) a claim based upon alleged violations of a Shareholder’s individual rights independent of any harm to the Trust, including a Shareholder’s voting rights under Article V herein

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or Article 10 of the Bylaws, rights to receive a dividend payment as may be declared from time to time, rights to inspect books and records, or other similar rights personal to the Shareholder and independent of any harm to the Trust; and/or (ii) a claim for which a direct Shareholder action is expressly provided under ~~the U.S. federal securities laws~~applicable law. Any other claim asserted by a Shareholder, including without limitation any claims purporting to be brought on behalf of the Trust or involving any alleged harm to the Trust, shall be considered a “derivative” claim.

No Shareholder or group of Shareholders shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any series or class of Shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable nonmonetary injury to the Trust or a series or class of Shares would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust’s principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder(s) to support the allegations made in the demand. The Trustees shall consider such demand within 90 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or a series or class of Shares, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders. Any decision by the Trustees to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series or class of Shares shall be subject to the right of the Shareholders under Article V, Section 1 hereof, if any, to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained. For the sake of clarity, the foregoing provision shall not apply to claims ~~for which a direct action is expressly provided under the U.S. federal securities laws, including a claim for which a direct Shareholder action is expressly provided under the U.S.~~asserted under the federal securities laws.

Direct Claims

No group of Shareholders shall have the right to bring or maintain a direct action or claim for monetary damages against the Trust or the Trustees predicated upon an express or implied right of action under this Declaration or ~~the 1940 Act~~

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~~(excepting rights of action permitted under Section 36(b) of the 1940 Act)~~applicable law, nor shall any single Shareholder, who is similarly situated to one or more other Shareholders with respect to the alleged injury, have the right to bring such an action, unless such group of Shareholders or Shareholder has obtained authorization from the Trustees to bring the action.… For the sake of clarity, the foregoing provision shall not apply to claims ~~for which a direct action is expressly provided under the U.S. federal securities laws, including a claim for which a direct Shareholder action is expressly provided under the U.S.~~asserted under the federal securities laws.

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We believe that this submission fully responds to your comments. We note that the Fund intends to observe these responses, but that they do not necessarily represent the position or policy of other funds managed by DoubleLine or its related parties. Please feel free to call me at (212) 596-9604 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jasmin Ali

Jasmin Ali

cc:         Adam D. Rossetti, Esq.

 Timothy W. Diggins, Esq.

 Jeremy C. Smith, Esq.